UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


(Check One): [ ]Form 10-K  [ ]Form 20-F [ ]Form 11-K [x]Form 10-Q [ ]Form N-SAR

     For Period Ended: March 31, 2002
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the transition Period Ended : _____________________________

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  Read Instruction (on back page) before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

 INTERNATIONAL ISOTOPES INC.
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 Full Name of Registrant:


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 Former Name if Applicable

 4137 Commerce Circle
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 Address of Principal Executive Office (Street and Number)

 Idaho Falls, Idaho, 83401
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 City, State and Zip Code


PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reason why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company has completed a transfer of the Corporate headquarters including all data base records, replaced accounting software programs, established entirely new accounting staff, and hired a new auditing firm all in the last quarter of 2001. These extensive changes have slowed completion of annual reporting and delayed the start of the Company's annual audit. Until the 10-K for 2001 was complete, we could not finalize our first quarter 2002 financials. The 10-K is now complete and we expect to file it this week. The 10-Q will be filed as soon as possible thereafter.


PART IV - OTHER INFORMATION

(1) Name and telephone number or person to contact in regard to this notification

            Steve Laflin                   208                   524-5300
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               (Name)                  (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 or the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filled? If answer is no, identify report(s). [] Yes [X] No

     That the forms 10Q's for March 31, 2001, June, 30, 2001, September 30 , 2001, and the 10-K for Dec. 31, 2001 have not been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
     [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          INTERNATIONAL ISOTOPES, INC.
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                  (Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized


Date:  May 15, 2002
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By:    /S/ Steve Laflin
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       Steve Laflin,  President & CEO

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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 Intentional  misstatements  or omissions  of fact constitute  Federal  Criminal
 Violations (See 18 U.S.C. 1001).
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